PART I

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2- Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS

Net income for the three months ended June 30, 1997 was 48% below that recorded in the second quarter of 1996, and amounted to $372,000, or $.14 per share, compared with $715,000, or $.27 per share for the 1996 quarter. For the six months ended June 30, 1997 net income was 26% below that of the 1996 period and amounted to $1,007,000, or $.38 per share, compared with
  $1,353,000, or $.52 per share, for the first half of 1996. The decrease in earnings was primarily from increased expenses from the start up of a new operating division and non-recurring compensation expenses.

Revenue and income increased modestly during the quarter; $1,254,000 compared with $1,243,000. Equity earnings of First Indiana Corporation were 9% lower than the second quarter of 1996, but were offset by an increase in revenue from sales of non-bank financial services. The non-bank financial services include insurance and non-FDIC- insured investment products, and fees from the new diversion, Somerset Wealth Management. Somerset Wealth Management commenced operations on May 1, 1997, and offers a package of objective financial advisory services including portfolio management and monitoring, financial counseling, and investment planning.

For the six months ended June 30, 1997 revenue and income increased 6% to $2,561,000 from $2,418,000 in 1996. Operating expenses were above last year as a result of the start-up and one time costs included during the second quarter that caused a 26% reduction in the net income for the first half of 1997. The 6% increase in revenue and income was the net result of a 12% decline in equity earnings of First Indiana Corporation, offset by an increase in commissions and fees from the non-bank financial services.

The lower equity earnings from First Indiana for the quarter and six months resulted from several factors including comparatively higher operating expenses, an increase in the loan loss provision and a reduction of Somerset's equity percentage of ownership used to compute equity income. The lower percentage resulted from the issuance of additional shares of common stock by First Indiana Corporation to parties other than The Somerset Group, Inc.

First Indiana's net interest income for the quarter increased slightly to $15.5 million, compared with $15.2 million a year ago. Net interest income for the six months ended June 30, 1997 was $31.0 million, compared with $30.9 million for the same period last year. The bank increased its quarterly provision for loan losses to $2.7 million, compared with $2.5 million for the same period last year. For the year to date the bank increased its provision for loan losses to $5.5 million compared to $4.4 million.

For a more detailed discussion of the Results of Operations of First Indiana Corporation, please refer to the Form 10-Q of First
Indiana Corporation, filed with the Securities and Exchange
Commission under File Number 0-14354.

Commissions and fee income from the sale of insurance and non-FDIC-insured investments to customers of First Indiana Bank continued to meet our expectations during the first half of 1997. The introduction of new variable annuities and mutual funds during the first quarter of 1997 continue to be effective in improving the Company's revenue and generally are well received by our clients. The upward performance of the over all equity markets has been a factor in improving our sales of these products.

Somerset Wealth Management operated at a loss during the two months since it commenced operations on May 1, 1997. Operating losses were in line with expectations, and account for a portion of the increase in selling expenses for the quarter and six months compared to 1996. The remainder of the increase in selling expenses which are variable in nature and increase or decrease with sales, is attributable to the increase in revenue from the sale of insurance and investment products.

During the quarter, the Board of Directors made a stock grant award to two officers of the Company for meeting certain specified performance objectives. The effect of this award was charged as expense during the quarter and accounts for the increase in general and administrative expenses. We do not expect any future awards to have such a one-time effect on operating costs.

We expect Somerset Wealth Management to operate at a modest loss while we are building a client base and revenue. However, we do expect positive results over the longer term. We also expect improved net income during the remainder of year, since operating expenses should not be impacted by unusual one-time costs.

Impact of Accounting Standard

The Financial Accounting Standards Board has issued Statement 128, "Earnings Per Share." Statement 128 is effective for financial statements for periods ending after December 15, 1997. The statement requires dual presentation of Basic earnings per share and Diluted earnings per share. See Note 4 of the Notes to Consolidated Financial Statements for a proforma presentation of the implementation of Statement 128 on earnings per share.

CAPITAL RESOURCES AND LIQUIDITY

Management considers the capital resources and liquidity of the Company to have been very good at June 30, 1997, December 31, 1996, and June 30, 1996.

Because of the sale of all construction industry operating assets during 1995, and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions of businesses in the financial services industry.

At June 30, 1997, the Company had a very high ratio of current assets to current liabilities, that stood at 55 to one, compared to 15 to one at June 30, 1996. In addition, 95% of the current assets consisted of cash, cash equivalents, and short-term investments. The ratio improved primarily from the reduction of current liabilities by utilizing cash provided by operations.

Working capital amounted to $5.8 million at June 30, 1997 and December 31, 1997 and $5.5 million at June 30, 1996.

The Company had no long-term debt at June 30, 1997, December 31,
1996, nor at June 30, 1996.

Shareholders' equity increased to $31.8 million at June 30, 1997, from $30.6 million at June 30, 1996. Adjusted for the March 14,
1997 five-for-four stock split, the per share amounts were $12.37 compared to $11.93.

The Company's investment in First Indiana Corporation is stated at cost, plus the Company's share of undistributed earnings, as required by the FASB's accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At June 30, 1997, the market value of the Company's investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System, was $20 million greater than the carrying value in the consolidated financial statements. At June 30, 1996, such market value was $14 million greater than the carrying value.

Operating activities during the first half of 1997 provided $156,000 of cash, compared to cash provided of $572,000 of cash in the first half of 1996. The major reason for the change is that the Company had lower net income during the 1997 period compared to 1996.

Cash dividends paid increased to $234,000 in the 1997 first half, compared to $205,000 last year, or 14%. This increase resulted from the five-for-four stock split of March 14, 1997, and the payment of the regular semi-annual dividend of $.09 per share on the post stock split shares, compare to $.08 last year.

The Company purchased 21,073 treasury shares during 1997 at a total cost of $313,000 and reissued 38,595 treasury shares under the company's stock option plans for cash proceeds of $243,000.

The Somerset Group, Inc is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

                             PART II

                        OTHER INFORMATION

Items 1 through 6

The information required by these items has been omitted as it is not applicable.

Reports Filed on Form 8-K

No reports on Form 8-K were filed during the three months ended June 30, 1997.

                            SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                     THE SOMERSET GROUP, INC.
                           (Registrant)





                        s/Marni McKinney
                          Marni McKinney
                          President and
                     Chief Executive Officer



                      s/Joseph M. Richter
                        Joseph M. Richter
                     Executive Vice President
                   and Chief Financial Officer



DATE: July 30, 1997